SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, that the Executive Board of the National Electric Energy Agency - Aneel, in its 47th Ordinary Public Meeting of 2020, held on December 15, 2020, unanimously decided to authorize the opening of a Public Consultation with a view to collecting subsidies and additional information related to the amendment of the energy purchase and sale contracts of the plants of the Independent Energy Producers - PIEs in Manaus, which will take place between December 16, 2020 and January 8, 2021, Process No. 48500.005142/2020-19.

The proposal for a contractual amendment to the PIEs (TPP Cristiano Rocha, Tambaqui, Manaura, Jaraqui and Ponta Negra) aims to adapt the ordinance of these plants to the electrical needs of the Manaus System, allocating more appropriately the costs of energy supply in the region, bringing benefits to the reduce the over-contracting of energy from Amazonas Energia, as well as reducing the distributor's current default with Amazonas G&T, in addition to reducing the overall cost of operating these projects and the expenditure on the Fuel Consumption Account (CCC).

Currently, the five Electricity Purchase and Sale Contracts - CCVEEs in force preserve the original characteristics of the contracts entered into within the scope of the Isolated System where the plants were contracted in quantity mode (100% inflexible with CVU equal to zero), with total contracted volume 305 average MW, where the entire generation cost, including gas, is borne by Amazonas G&T, leaving the company exposed to the distributor's default risk, without any remuneration for this operation (pass-through contracts). It should be noted that the default of Amazonas Energia in relation to the five CCVEEs of the PIEs represents approximately 75% of the distributor's total debt with Amazonas G&T.

Accordingly, Amazonas G&T proposed to change these CCVEEs from the quantity modality (100% inflexible with CVU equal to zero), for availability contracts (100% flexible with declared CVU), maintaining the total fixed revenue. Thus, the plants, basically, would only operate by electrical restriction due to the high CVU value. It will be necessary to revise the physical guarantee of these plants, in order to adjust the volume of contracted energy, reducing it to 75.4 average MW.

Rio de Janeiro, December 16, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.